Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

September 17, 2012
TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 68,427,401

FORBES SAYS VOTE FOR THE CURRENT BOARD OF DIRECTORS IF YOU WISH TO OBTAIN HIGHEST DOLLAR VALUE FOR YOUR SHARES

Vancouver, BC – September 17, 2012 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) announces that Tom Konrad CFA, and writer for Forbes wrote an article on Western Wind and whom he thinks would provide the shareholders with the most value for their shares. The articles states:

“When it emerged that Brookfield Renewable Energy Partners (“Brookfield”, TSX:BRP.UN, OTC: BRPFF) had acquired approximately one sixth of Western Wind Energy’s (TSXV:WND, OTC:WNDEF) stock last Thursday from Western Wind’s largest institutional shareholder, Goodman & Company, investors cheered.

The transaction was seen as a signal that Brookfield intends to bid at least C$2.25 for Western Wind in its upcoming sale, and so the company’s stock has been trading for slightly more than C$2.25 since the announcement.

Despite this, the Brookfield/Goodman transaction may not prove to be a good deal for Western Wind’s other shareholders. Goodman had not said how it intended to vote in the upcoming proxy battle between Western Wind’s management and 4.78% owner Savitr Capital. The main issue in this proxy battle is which team is best suited to manage the process of selling the company.

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Because the purchase comes with a promise from Brookfield to compensate Goodman if Western Wind is sold for more than C$2.25 in the next year, the transaction only makes sense if Brookfield intends to use its newly acquired votes to influence the vote in its favor. As a likely bidder in the sale, Brookfield’s incentive is to vote for the management team which it believes will accept the lowest offer for Western Wind. Savitr has stated that Western Wind management made a mistake rejecting Algonquin Power and Utilities Corp.’s (TSX:AQN,OTC:AQUNF) 2011 offer of C$2.50 a share, so it’s clear that Savitr is willing to accept less for the company than management.

Other shareholders will want to sell the company for as much as possible. They should vote for the team they think is best able to interest the broadest range of possible buyers in the company, and best able to advance its Yabucoa solar project and increase the company’s value in the meantime. I personally think current management has the best team for these two jobs, and will be voting my yellow proxy in favor of management’s nominees on September 25th.

While Brookfield’s stock purchase has been good news for Western Wind shareholders in the short term, if Brookfield casts the decisive vote in the proxy battle, it may well mean that we will end up with less for our shares that we would have gotten otherwise.

Brookfield must think so, or they would not have bothered striking the deal with Goodman.”

Voting Instructions

Western Wind urges shareholders to support the current Board of Directors and the sale process currently underway. Vote only the YELLOW proxy and ensure Western Wind receives it prior to Friday, September 21, 2012 at 10:00 a.m. (Vancouver Time). Please do not vote using the dissident proxy. Western Wind’s letters to shareholders, management information circular and other proxy materials can be found on Western Wind’s website: www.westernwindenergy.com. Please check the website regularly for current information regarding the sale process and the shareholder meeting.

If you have any questions and/or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

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The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements, such as references to the intended sale of Western Wind and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the intention of the Company to complete legal action against the dissident. The forward-looking statements included in this press release are based on reasonable assumptions, including that the Company will be able to commence legal action against the dissident. Factors that may cause results to vary from anticipations include the risk that the Company is not able to pursue legal action against the dissident. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

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